UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NUVALENT, INC.

(Name of Subject Company)

NUVALENT, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock, $0.0001 par value per share

Class B Common Stock, $0.0001 par value per share

(Title of Class of Securities)

670703107

(CUSIP Number of Class A Common Stock)

James R. Porter

Chief Executive Officer

Nuvalent, Inc.

One Broadway, 14th Floor,

Cambridge, Massachusetts 02142

(857) 357-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Emily Oldshue

Nicholas Roper

Ropes & Gray LLP

800 Boylston Street, Prudential Tower

Boston, MA 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Nuvalent, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on June 24, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Harmony Row Acquisition Co., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a Delaware limited liability company (“Parent”), which is an indirect wholly owned subsidiary of GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), to purchase any and all of the Company’s outstanding Class A Common Stock, $0.0001 par value per share (the “Class A Shares”), and Class B Common Stock, $0.0001 par value per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”) in exchange for $124.00 per Share, net to the seller in cash, without interest (such consideration as it may be increased from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), subject to any applicable withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed jointly by Ultimate Parent, Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 24, 2026. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second paragraph of the section “Regulatory Approvals” on page 53 in its entirety and inserting the following after the last paragraph of such subsection:

“Parent and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on June 24, 2026.The required waiting period under the HSR Act with respect to the Offer and the Merger expired at 11:59 p.m., Eastern Time, on July 9, 2026. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period applicable to the Offer and the Merger under the HSR Act has been satisfied. The Offer and the Merger remain subject to other closing conditions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2026	NUVALENT, INC.

	By:	/s/ James R. Porter
	Name:	James R. Porter
	Title:	Chief Executive Officer